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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

H & F International Partners, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

One Maritime Plaza, Suite 1200
--------------------------------------------------------------------------------
                                    (Street)

San Francisco                       CA                    94111
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Western Wireless Corporation (WWCA)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

5/1998
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person

See Note (1)
================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common Stock                  5/1/1998        C              170,182.00   A     n/a                      D
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Class A Common Stock                  5/1/1998        S              170,182.00   D     $19.50      0.00         D
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Class B Common      n/a     5/1/1998   C            170,182. n/a    n/a      Class A  170,182.   n/a    233,252.     D
  Stock                                              00                      Common    00                00
                                                                             Stock(1)
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====================================================================================================================================

Explanation of Responses:
(1) The shares of Class B Common Stock are convertible on a one-for-one-basis, subject to the issuer's charter, into Class A Common, which has been registered under Section 12 of the Securities Exchange Act of 1934, as amended.

    The sole general partner of each of Hellman & Friedman Capital Partners II, L.P., H & F Orchard Partners, L.P. and H & F International Partners, L.P. (the "H & F Investment Partnerships") is Hellman & Friedman Investors, L.P. ("Investors"). The sole general partner of Investors is Hellman & Friedman Investors, Inc. ("H & F Inc."). The sole shareholder of H & F Inc. is the Hellman Family Revocable Trust (the "Trust"). Mr. Hellman is a trustee of the Hellman Trust. Mr. Bunch and Mr. Cohen, who are members of a limited liability company which is a limited partner of Investors, are also directors of Western Wireless Corporation. Investors, H & F Inc., the Trust and Messrs. Hellman, Bunce and Cohen exercise, directly or indirectly, voting and investment discretion with respect to the shares held by the H & F Investment Partnerships and could be deemed to beneficially own such shares, but each of them disclaims such beneficial ownership except to the extent of their respective indirect pecuniary interest in such shares.




H&F International Partners, L.P.
 By Hellman & Friedman Investors, L.P.,
 Its general partners, By
 Hellman & Friedman Investors, Inc.,
 Its general partner

By     /s/  Georgia Lee                                         June 10, 1998
---------------------------------------------            -----------------------
     Vice President                                               Date



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.


                                  Page 2 of 2


 (122797DTI)